UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            HEALTHCOR HOLDINGS, INC.
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    422201103
                                 (CUSIP number)

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

                         (Continued on following pages)

                                 (Page 1 of 4)

CUSIP NO.

001936-10-3

--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        HealthCor Holdings, Inc. Employee Stock Ownership Plan and Trust
                                                                       752294072
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware

--------------------------------------------------------------------------------
                                             5      Sole Voting Power
                                                               0
Number of                                           ----------------------------
Shares                                       6      Shared Voting Power
Beneficially                                              565,719
Owned by                                            ----------------------------
Each                                         7      Sole Dispositive Power
Reporting                                                       0
Person                                              ----------------------------
With                                         8      Shared Dispositive Power
                                                          565,719
                                                    ----------------------------

--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    565,719
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

                                                      5.4%
--------------------------------------------------------------------------------
12.     Type of Reporting Person
                                       EP

                                 (Page 2 of 4)

Item 1(a).     Name of Issuer:

               HealthCor Holdings, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8150 North Central Expressway, Suite M2000, Dallas, TX 75206

               Item 2(a).    Name of Person Filing:

               HealthCor Holdings, Inc. Employee Stock Ownership Plan and Trust

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

               c/o HealthCor Holdings, Inc.,
                   8150 North Central Expressway, Suite M2000
                   Dallas, Texas, 75206

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:

                      422201103

Item 3: Reporting Person:

               (f) Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4. Ownership:

               See the responses to Items 5 through 11 on page 2.

Item 5. Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6. Ownership of more than Five Percent of Behalf of Another Person:

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8. Identification and Classification of Members of the Group:

               Not Applicable

Item 9. Notice of Dissolution of Group:

               Not Applicable

Item 10.       Certification:

               Not Applicable

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 14, 1997               HEALTHCOR HOLDINGS, INC. EMPLOYEE
                                            STOCK OWNERSHIP PLAN AND TRUST

                                            HEALTHCOR HOLDINGS, INC.

                                            By:    S. Wayne Bazzle
                                                  Chairman and Chief
                                                   Executive Officer

                                 (Page 4 of 4)